February 7, 2014

Mr. Kevin L. Vaughn Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549

RE:	Spectrum Brands Holdings, Inc. Form 10-K for the Fiscal Year Ended September 30, 2013 Filed November 27, 2013 Form 8-K dated November 21, 2013 Filed November 21, 2013 File No. 001-34757

Dear Mr. Vaughn:

Set forth below are the responses of Spectrum Brands Holdings, Inc. (the "Company") to the comments raised by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in a letter to the Company dated January 27, 2014 (the "Comment Letter").  For your convenience, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company's responses.

Mr. Kevin L. Vaughn
Securities and Exchange Commission
February 7, 2014

Spectrum Brands Holdings, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2013

Index to Consolidated Financial Statements and Financial Statement Schedule, page 60

Notes to Consolidated Financial Statements, page 68

Note 2. Significant Accounting Policies and Practices, page 68

-(b). Change in Accounting Principle, page 69

1. We note your disclosures related to a change in accounting principle to present tax withholdings for share-based payment awards to taxing authorities on behalf of employees from operating activities to financing activities within your statement of cash flows. Please explain to us in more detail why you believe that the predominant characteristic of these transactions are a financing activity rather than an operating activity. Within your response, please cite the US GAAP accounting guidance that you considered in making this decision and how you applied this accounting guidance to your situation.

Response
In response to the Staff’s comment, the Company considered ASC 230-10-45-22 in making its determination that presenting cash payments related to tax withholdings on stock based compensation as cash outflows from financing activities is the preferable policy election. The Company’s stock-based compensation plan permits shares that are issued upon an employee’s vesting of a restricted stock unit to be withheld as a means of meeting minimum statutory tax withholding requirements. The restricted stock units are withheld directly by the Company (i.e., not a third-party broker) and the Company remits the withholding taxes to the appropriate taxing jurisdiction. The Company believes it is more preferable that these withholdings be presented as a cash outflow from financing activities. The presentation as a financing activity follows the view that the Company, in substance, issued the gross number of restricted stock units to the employee on vesting and then repurchased shares equal to the minimum statutory tax withholding requirement. As a result, the Company believes it is more preferable and consistent with the predominate characteristic of the transaction to account for the “in substance” repurchase of restricted stock units as the repurchase of an equity instrument in the financing section of the cash flow statement. As noted, ASC 230-10-45-22 is the accounting guidance used by the Company in making its decision, which states:

 “Certain cash receipts and payments may have aspects of more than one class of cash flows. For example, a cash payment may pertain to an item that could be considered either inventory or a productive asset. If so, the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows for the item.”

Mr. Kevin L. Vaughn
Securities and Exchange Commission
February 7, 2014

Please also see the letter issued by the Company’s independent registered public accounting firm dated July 31, 2013, which was filed as Exhibit 18.1 to the Company’s Quarterly Report on Form 10-Q dated August 8, 2013, stating they concur that the newly adopted method of presenting these cash flows is preferable in the Company’s circumstances.

Note 11. Segment Information, page 97

2. We note that you include your intangible assets within your long-lived asset disclosure by geographic area. Please revise your future filings to only include your hard assets that cannot be readily removed, which exclude intangibles, within your long-lived asset disclosure by geographic area. Refer to the guidance in 280-10-55-23 of the FASB Accounting Standard Codification.

Response
In response to the Staff’s comment, in future filings the Company will only include hard assets that cannot be readily removed, which excludes intangibles, within the long-lived asset disclosure by geographic area in accordance with ASC 280-10-55-23.

Form 8-K dated November 21, 2013

Exhibit 99.1

3. We note the title on the first page of this press release reads “delivers fourth quarter growth in Net Sales, adjusted EPS, and adjusted EBITDA” highlighting significant non-GAAP measures. We also note that in this exhibit you present other non-GAAP measures in several bolded headings, including but not limited to adjusted diluted earnings per share, pro forma net sales, and free cash flow but you did not disclose any directly comparable GAAP measurements with greater or equal prominence. Tell us how your current presentation complies with Item 10(e)(1)(i)(A) of Regulation S-K which requires disclosure of the directly comparable GAAP measure with equal or greater prominence to any non-GAAP disclosures in the filing. Alternatively, please revise your presentation of non-GAAP disclosures in future filings to comply with the guidance at Item 10(e)(1)(i)(A) of Regulation S-K.

Response
In response to the Staff’s comment, in accordance with Item 10(e)(1)(i)(A) of Regulation S-K, the Company will in future earnings releases present the most directly comparable GAAP measure with equal or greater prominence to any non-GAAP financial measure we disclose.

*      *      *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kevin L. Vaughn
Securities and Exchange Commission
February 7, 2014

Please feel free to contact Anthony L. Genito, Chief Financial Officer, at (608) 275-4876 or Nathan E. Fagre, General Counsel & Secretary, at (608) 275-4880 should you have any further questions regarding this matter.

Sincerely,
SPECTRUM BRANDS HOLDINGS, INC.

By:	/s/ Anthony L. Genito
Anthony L. Genito
Chief Financial Officer